Bryan Cave LLP 120 Broadway, Suite 300 Santa Monica, CA 90401-2386 Tel (310) 576-2100 Fax (310) 576-2200
February 18, 2009
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
100 F St., N.E.
Washington, D.C. 20549
Attention: Kathleen Krebs

Re:	Tekelec Annual Report on Form 10-K for the fiscal year ended December 31, 2007 Filed February 27, 2008 File No. 0-15135
Dear Ms. Krebs:
Tekelec (“Tekelec” or the “Company”) is in receipt of the letter dated February 3, 2009 (the “Comment Letter”) of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) regarding the Staff’s review of, and comment on, the above-referenced filing. This letter sets forth the Company’s response to the Comment Letter. For your convenience, the Company’s response is preceded by an italicized recitation of the comment set forth in the Comment Letter.
Form 10-K for the Fiscal Year ended December 31, 2007
Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K
Compensation Discussion and Analysis, page 18
1.	We note your response to comment two from our letter dated December 5, 2008. We are unable to evaluate your competitive harm argument for the omission of material individual performance objectives, targets and thresholds without a more specific explanation of what those objectives, targets and thresholds are. Please expand your analysis to specifically address each material performance objective, target and threshold.
Response: In response to the above comment and to comment two included in the Staff’s letter dated December 5, 2008 to the Company and referred to in the Staff’s comment above (the “Initial Comment Letter”), the Company has further reviewed and evaluated: (i) the disclosure included in the proxy statement for the Company’s 2008 annual meeting of shareholders (the “2008 Proxy Statement”) with respect to the Tekelec 2007 Executive Officer Bonus Plan (the “2007 Plan”) and 2008 Executive Officer Bonus Plan (the “2008 Plan”); (ii) the information provided to the

Ms. Kathleen Krebs
February 18, 2009

Commission in the Company’s letter dated December 18, 2008 (the “Company Response Letter”) in response to comment two of the Initial Comment Letter; (iii) the information regarding performance objectives, targets and thresholds that was omitted from the 2008 Proxy Statement and from the Company Response Letter; and (iv) the Company’s compensation practices and policies in general. Based on that review and evaluation, the Company has confirmed that in the 2008 Proxy Statement, as supplemented by the Company Response Letter, the Company has disclosed the nature of all material individual performance objectives for the named executive officers for purposes of the 2007 and 2008 Bonus Plans.
2007 Executive Officer Bonus Plan. With respect to the 2007 Plan and although, as indicated above, the Company has disclosed the nature of all material performance objectives for the named executive officers, the Company has not yet disclosed quantitative performance targets relating to certain of those objectives, namely the adjusted earnings per share, book to bill ratio, revenue and cash flow measures included within the 2007 performance objectives for Franco Plastina, the Company’s President and Chief Executive Officer. The Company continues to believe that disclosure of the omitted information could lead to competitive harm. The Company also respectfully submits, however, that regardless of potential competitive harm and in accordance with Item 402(b) of Regulation S-K, the Company is not required to disclose the omitted targets because they do not constitute material information that is necessary to an investor’s understanding of the named executive officer’s compensation for 2007 or of the Company’s 2007 compensation programs and decisions. In the Company’s view, the information that is material to an investor’s understanding of the individual bonus component of the 2007 Plan is provided by the Company’s disclosure of (i) the nature of the business criteria used to measure performance, (ii) the assessment by the Compensation Committee of the Board of Directors of the difficulty of achieving the award and (iii) the actual bonus earned.
The Company does not believe that the omitted information is material for a number of reasons which include: (i) the fact that achievement of no one of the individual goals for which the target was omitted corresponds to a specific or material portion of the individual performance bonus opportunity and (ii) the relatively low dollar value of the individual bonus opportunities and payouts as compared to the other elements of the Company’s compensation programs. Like the Company’s other named executive officers, the Chief Executive Officer had a relatively large number of performance goals (over 20, the material ones of which have been disclosed) assigned to him for purposes of the individual bonus portion of the 2007 Plan. Due to the number of such goals and because the individual goals, including the goals for which target information was omitted, did not correlate in any formulaic manner to the payout of any specific or material portion of the individual bonus opportunity, the extent to which the Chief Executive Officer achieved any one goal (or even four goals taken together, such as the four goals for which targets were omitted) had a limited and subjectively determined impact on the payout of the individual bonus opportunity. In addition, in terms of value, the Chief Executive Officer’s individual performance component of his bonus payout for 2007 was equal to: (i) 20% of his total bonus opportunity; (ii) 13.5% of his total bonus payout (including discretionary bonuses); (iii) 8.5% of his total cash compensation for the year, and

Ms. Kathleen Krebs
February 18, 2009

(iv) only 3.3% of his “total compensation for the covered fiscal year” as computed in accordance with Item 402 of Regulation S-K.
Notwithstanding potential competitive harm and although, for the reasons described above, the Company does not believe that the omitted target information is material, in response to comment two in the Original Comment Letter, the Company respectfully provides to the Commission the following quantitative targets which were included within the President and Chief Executive Officer’s individual performance goals under the 2007 Plan: (i) a 2007 earnings per diluted share target (based on the Company’s adjusted operating income as calculated for purposes of Company performance under the 2007 Plan) of $0.57 (approximately $0.66 was achieved); a 2007 book to bill ratio target of 1 to 1 (approximately 1.06 to 1 was achieved); a 2007 revenue target of approximately $440 million (approximately $432 million was achieved); and a 2007 positive cash flow from operations target (positive cash flow from operations of approximately $52 million was achieved). All of the foregoing targets and actual metrics are based on the Company’s results from continuing operations.
2008 Executive Officer Bonus Plan. With regard to the 2008 Plan and as noted above, the Company has disclosed the nature of all material performance goals under the Plan. The Company has, however, omitted specific target information comprised of (i) adjusted earnings per share, revenue, book to bill ratio and cash flow targets for the President and Chief Executive Officer; (ii) a Company non-GAAP effective tax rate target for William H. Everett, the Company’s Executive Vice President and Chief Financial Officer; and (iii) revenue, gross margin, adjusted operating income and order targets for Ronald J. de Lange, the Company’s Vice President, Global Product Solutions. The Company does not believe that such omitted information for the then current fiscal year (i.e., 2008) was required to be disclosed in the 2008 Proxy Statement, because the information was neither necessary to provide investors with a fair understanding of the named executive officers’ compensation for 2007 nor material to an investor’s understanding of the Company’s overall compensation programs and policies.
In future filings of Compensation Discussion and Analysis with the Commission, including without limitation in the proxy statement for the Company’s 2009 annual meeting of shareholders, and unless disclosure is not required pursuant to Instruction 4 to Item 402 of Regulation S-K because of the likelihood of competitive harm, the Company will provide investors with all material information, including information regarding the nature of individual performance objectives and the specific targets associated with those objectives, that is necessary for an understanding of the named executive officers’ compensation for the completed fiscal year and of the Company’s compensation programs and policies. In the event the Company determines that it is not required to disclose target levels with respect to specific quantitative or qualitative performance-related factors, the Company will disclose how difficult it will be for the executive officers or how likely it will be for the Company to achieve the undisclosed target levels or other factors.
* * * * *

Ms. Kathleen Krebs
February 18, 2009

Please feel free to contact the undersigned at (310) 576-2154 if you have any further questions.

Sincerely,
/s/ Katherine F. Ashton

Katherine F. Ashton

cc:	Franco Plastina, Tekelec William H. Everett, Tekelec Stuart H. Kupinsky, Esq., Tekelec

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